

March 30, 2011

Via E-mail
Alan Brown
President
Tombstone Exploration Corporation
6529 East Freiss Dr.
Scottsdale, AZ 85254

> **Re:** **Tombstone Exploration Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed July 16, 2010**
> **File No. 0-29922**

Dear Mr. Brown:

We have reviewed your response dated March 11, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Item 16, page 38

1. We reviewed your response to comment two from our letter dated February 11, 2011. As previously requested, please revise to specifically state whether the report of Moore and Associates Chartered ("Moore") on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles, and if applicable, describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. Refer to Item 16F(a)(1)(ii) of Form 20-F. In addition, please disclose that you provided Moore with a copy of the disclosures made in response to Item 16F(a) of Form 20-F and that Moore will not provide a letter addressed to the Commission stating whether Moore agrees with the statements made in Item 16F(a) and, if not, stating the respects in which it does not agree.

<u>Consolidated Financial Statements, page F-3</u>

2. Please provide a response to comments nine, 10 and 11 in our letter dated December 17, 2010.

You may contact Adam Phippen at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief